Exhibit 4.3

Description of F&M Bancorp Capital Stock

The following summary of the current terms of the capital stock of F&M Bancorp is not meant to be complete and is qualified in its entirety by reference to the DGCL, federal law, the F&M Bancorp certificate of incorporation, and the F&M Bancorp bylaws, copies of which have been filed with the Securities Exchange Commission (the “Commission”) and are also available upon request from F&M Bancorp.

Common Stock

The F&M Bancorp certificate of incorporation authorizes 20,000,000 shares of common stock, par value $0.01 per share.

Each holder of F&M Bancorp common stock is entitled to:

•	one vote for each share held on all matters submitted to a vote of the stockholders;

•
receive ratably such dividends as may be declared by the F&M Bancorp board of directors out of funds legally available for dividends, subject to preferences that may be applicable to outstanding shares of preferred stock, if any, or limitations and restrictions under applicable bank holding company regulations; and

•
share ratably in F&M Bancorp’s net assets, legally available to holders of F&M Bancorp common stock in the event of F&M Bancorp’s liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to any holders of shares of preferred stock and to creditors (unless provision for such payment has been made).

Holders of F&M Bancorp common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges.

The outstanding shares of F&M Bancorp common stock are validly issued, fully‑paid and nonassessable.

Preferred Stock

The F&M Bancorp certificate of incorporation authorizes 1,000,000 shares of preferred stock, par value $0.01 per share.

Under the F&M Bancorp certificate of incorporation, F&M Bancorp may issue shares of preferred stock in one or more series, as may be determined by the F&M Bancorp board of directors. The F&M Bancorp board of directors may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any preferred stock that F&M Bancorp may issue will rank senior to F&M Bancorp common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of F&M Bancorp, or both. In addition, any shares of F&M Bancorp preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of F&M Bancorp preferred stock, or merely the existing authorization of the F&M Bancorp board of directors to issue shares of F&M Bancorp preferred stock, may tend to discourage or impede a merger or other change in control of F&M Bancorp.  Each series of preferred stock, to the extent issued, will be issued under a separate certificate of designations.

Anti‑takeover Provisions

Delaware Anti‑Takeover Law

As a Delaware corporation, F&M Bancorp is subject to Section 203 of the DGCL, which generally prevents an interested shareholder, defined generally as a person owning 15% or more of a corporation’s outstanding voting stock, from engaging in a business combination with F&M Bancorp for three years following the date that person became an interested shareholder, unless certain specified conditions are satisfied. The existence of this provision may have an anti‑takeover effect with respect to transactions not approved in advance by the F&M Bancorp board of directors, including discouraging attempts that might result in a premium over the market price for the shares of F&M Bancorp common stock held by shareholders.

Possible Future Issuance of Preferred Stock

The F&M Bancorp board of directors can at any time issue one or more new series of preferred stock pursuant to the F&M Bancorp certificate of incorporation and without shareholder approval. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of F&M Bancorp through a merger, tender offer, proxy context or otherwise. Shares of F&M Bancorp preferred stock with special voting rights or other features issued to persons favoring F&M Bancorp’s management could stop a takeover by preventing the person trying to take control of F&M Bancorp from acquiring enough voting shares to take control.

Removal and Vacancies on the Board of Directors

Subject to the rights of the holders of any series of F&M Bancorp preferred stock then outstanding, directors may be removed by F&M Bancorp’s shareholders, with or without cause, by the affirmative vote of a majority of the voting power of all of the then‑outstanding shares of capital stock of F&M Bancorp entitled to vote generally in the election of directors, voting together as a single class. Further, any newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board resulting from death, resignation, retirement, removal or other cause may be filled only by a majority vote of the directors then in office, whether or not a quorum is present. These provisions may deter a shareholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of F&M Bancorp common stock.

Advance Notice Requirements for Director Nominations

The F&M Bancorp bylaws provides that shareholders seeking to nominate candidates for election as directors must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s nomination must be received at F&M Bancorp’s principal executive offices not less than 30 days or more than 60 days prior to any meeting of stockholders.  These provisions may impede shareholders’ ability to make nominations for directors at an annual meeting of shareholders.

Advance Notice Requirements for Shareholder Proposals

The Commission’s regulations provide that shareholders seeking to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, in order to bring an item of business before an annual meeting, the proposal must be received at the F&M Bancorp’s principal executive offices not less one hundred twenty (120) days before the date of the company’s proxy statement released to shareholders in connection with the previous year’s annual meeting. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

 Shareholder Rights Plan

On August 5, 2008, the board of directors of F&M Bancorp approved a Share Purchase Rights Plan (the “Rights Plan”), pursuant to which F&M Bancorp entered into a Rights Agreement, dated August 5, 2008, with Registrar and Transfer Company, as Rights Agent, and the F&M Bancorp declared a dividend of a right to acquire one preferred share purchase right (a “Right”) for each outstanding share of the F&M Bancorp’s common stock, $0.01 par value per share, to stockholders of record at the close of business on August 15, 2008. Generally, the Rights are only triggered and become exercisable if a person or group (the “Acquiring Person”) acquires beneficial ownership of 10 percent or more of the F&M Bancorp’s common stock or announces a tender offer for 10 percent or more of the F&M Bancorp’s common stock.  Shareholders of Delta Bancorp who receive shares of F&M Bancorp common stock in the merger will also receive one such Right for each share of F&M Bancorp common stock so obtained.

The effect of the Rights Plan is to discourage any potential acquirer from triggering the Rights without first convincing F&M Bancorp’s board of directors that the proposed acquisition is fair to, and in the best interest of, all of the shareholders of the F&M Bancorp. The provisions of the Plan will substantially dilute the equity and voting interest of any potential acquirer unless the board of directors approves of the proposed acquisition. Each Right, if and when exercisable, will entitle the registered holder to purchase from the F&M Bancorp one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value, at a purchase price of $1,200 for each one one-hundredth of a share, subject to adjustment. Each holder of a Right (except for the Acquiring Person, whose Rights will be null and void upon such event) shall thereafter have the right to receive, upon exercise, that number of Common Shares of the F&M Bancorp having a market value of two times the exercise price of the Right. At any time before a person becomes an Acquiring Person, the Rights can be redeemed, in whole, but not in part, by F&M Bancorp’s board of directors at a price of $0.001 per Right.

On February 18, 2016, the F&M Bancorp entered into Amendment No. 1 (the “Amendment”) to the Rights Agreement, by and between F&M Bancorp and Computershare Trust, N.A., a federally chartered, limited purpose trust (as successor to Registrar and Transfer Company), as the duly appointed rights agent.

The Amendment extends the expiration date of F&M Bancorp’s Rights from the close of business on August 5, 2018, to the close of business on August 5, 2025.  At the time of the termination of the Rights Agreement, all of the Rights distributed to holders of the F&M Bancorp’s preferred shares pursuant to the Rights Agreement will expire.

The Amendment also increases the purchase price per unit under the Rights Agreement from $1,200 per one one-hundredth of a share of F&M Bancorp’s preferred shares, to $1,600 per one one-hundredth of a Preferred Share.

The Amendment also modifies the definition of “Beneficial Ownership” under the Rights Agreement to include certain derivative interests, by deleting Section 1(d)(i) of the Rights Agreement in its entirety and substituting in lieu thereof the following:

“(i) which such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly, or has the right to become the beneficial owner (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise;”

The foregoing is a summary of the terms of the Rights Plan.  The summary does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, as amended.

Restrictions on Ownership

The Bank Holding Company Act generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as F&M Bancorp. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of F&M Bancorp. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as F&M Bancorp, could constitute acquisition of control of the bank holding company.